UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated June 21, 2012, announcing the Company's first quarter 2012 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: June 22, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2012 RESULTS

ATHENS, Greece, June 21, 2012 - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months ended March 31, 2012.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
Average Number of Vessels	13.0	10.0
Time Charter Equivalent rate (TCE) (1)	24,109	13,490
Net Revenue	27,489,163	12,477,186
EBITDA (1)	17,659,324	6,622,504
Adjusted EBITDA (1)	18,314,359	7,036,584
Net Income	5,425,096	719,837
Adjusted Net Income (1)	6,760,829	1,133,917
EPS basic and diluted	0.09	0.01
Adjusted EPS basic and diluted (1)	0.12	0.02

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income, Adjusted Net Income to Net Income and Adjusted Earnings Per Share to Earnings Per Share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Time Charter Coverage Update
Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years.

Assuming all charter counter parties fully perform under the terms of the charters, all exercisable optional periods under the charter parties are exercised and including our newbuilding vessels, the Company has secured under such contracts 94%, 68% and 35% of its fleet capacity in 2012, 2013 and 2014, respectively.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce our results for the first quarter of 2012. For the three months ended March 31, 2012, we operated a fleet of 10 drybulk carriers; our EBITDA was $6.6 million, while we reported net income of $0.7 million. After adjusting for non-cash items, our EBITDA and net income increase to $7.0 million and $1.1 million, respectively."

Mr. Bodouroglou continued, "Regarding our fleet developments, on May 4 and June 18, 2012, we took delivery of our first newbuilding vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively. Each vessel has a carrying capacity of approximately 37,200 dwt tonnes and both were built in China. The outstanding balance of the contracted price of the vessels was fully financed with the syndicated loan facility led by Nordea that we had entered into in 2011, plus an additional equity contribution of $0.5 million. With these deliveries in place, we now operate a fleet of twelve drybulk carriers with an average age of 6.9 years, compared to the industry average of 9.2 years. By the end of 2012, and pro-forma for the delivery of our two remaining Handysize drybulk carriers, the fleet average age will decrease further to 6.4 years. Based on earliest redelivery dates, we have secured time charter revenues of approximately $68 million, out of which $34 million is secured in 2012."

Mr. Bodouroglou concluded, "As a Company, we continue to execute on our strategy of conservative growth and cash preservation through the current drybulk market. All the steps we have taken aim at improving our position to further withstand the downturn."

First Quarter 2012 Financial Results
Gross time charter revenue for the first quarter of 2012 was $13.2 million, compared to $29.0 million for the first quarter of 2011. The Company reported net income of $0.7 million, or $0.01 per basic and diluted share, for the first quarter of 2012, calculated on 59,055,573 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the first quarter of 2011, the Company reported net income of $5.4 million, or $0.09 per basic and diluted share, calculated on 56,282,522 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the first quarter of 2012 was $1.1 million, or $0.02 per basic and diluted share, compared to adjusted net income of $6.8 million, or $0.12 per basic and diluted share, for the first quarter of 2011.

EBITDA for the first quarter of 2012 was $6.6 million, compared to $17.7 million for the first quarter of 2011. EBITDA for the first quarter of 2012 was calculated by adding to net income of $0.7 million, net interest expense and depreciation that, in the aggregate, amounted to $5.9 million. Adjusted EBITDA, excluding all non-cash items described below, was $7.0 million for the first quarter of 2012, compared to $18.3 million for the first quarter of 2011.

The Company operated an average of 10.0 vessels during the first quarter of 2012, earning a TCE rate of $13,490 per day, compared to an average of 13.0 vessels during the first quarter of 2011, earning an average TCE rate of $24,109 per day.

Total adjusted operating expenses for the first quarter of 2012 equaled $6.2 million, or approximately $6,759 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.8 million of share-based compensation for the period. For the first quarter of 2011, total adjusted operating expenses were $8.9 million, or approximately $7,604 per day per vessel, including the same items as mentioned above, but excluding $1.6 million of share-based compensation.

Currently, the Company owns approximately 21.1% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships, an affiliate, is accounted for under the equity method and is separately reflected on Company's unaudited condensed consolidated balance sheet. For the first quarter of 2012, the Company recorded income of $1.0 million, representing its share of Box Ships' net income for the period. In the first quarter of 2012, we received a cash amount of $1.0 million representing dividend distributions from Box Ships.

First Quarter 2012 Non-cash Items
The Company's results for the three months ended March 31, 2012 included the following non-cash items:
▪	An unrealized gain from interest rate swaps of $0.4 million.
▪
Non-cash expenses of $0.8 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In total, these non-cash items decreased net income by $0.4 million, or $0.01 per basic and diluted share, for the three months ended March 31, 2012.

Cash Flows
For the three months ended March 31, 2012, the Company generated net cash from operating activities of $3.9 million, compared to $12.6 million for the three months ended March 31, 2011. For the three months ended March 31, 2012, net cash used in investing activities was $0.4 million and net cash used in financing activities was $5.4 million. For the three months ended March 31, 2011, net cash used in investing activities was $5.5 million and net cash from financing activities was $15,190.

Financing Update
As previously reported, on April 26, 2012, the Company entered into a supplemental agreement and agreed to amended terms with one of our lenders. In accordance with the terms of the respective supplemental agreement, the Company prepaid an amount of $9.9 million on May 9, 2012.

The continuing market downturn, which has been more severe than anticipated, has further depressed vessel prices and has impacted our re-chartering rates. As of March 31, 2012, we are not in compliance with the leverage ratio covenant contained in one of our loan agreements and the security cover ratio contained in four of our loan agreements. As a result, the Company may be required either to prepay indebtedness, provide additional collateral in the form of cash or other property or request for waivers and amendments to the respective terms of the facilities. The Company is or will enter into discussions with its lenders in order to address the issue in a mutually beneficial way.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its first quarter 2012 results on Friday, June 22, 2012 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available until July 2, 2012 and can be accessed by dialing 1-877-344-7529 (USA) or +1-412-317-0088 (international) and using access code 10015462.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve drybulk vessels with a total carrying capacity of 779,270 dwt. In addition, the Company's current newbuilding program consists of two Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com (the information contained on the Company's website does not constitute part of this press release).

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of June 21, 2012.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Total Handysize	2	74,498
Grand Total	12	779,270

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 612	Handysize	37,200	Q4 2012
Hull no. 625	Handysize	37,200	Q4 2012
Total Handysize	2	74,400

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of June 21, 2012.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	2013
Hull no. 657 (1)	4,800	56,500	2013
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
FLEET DATA
Average number of vessels (1)	13.0	10.0
Available days for fleet (2)	1,135	908
Calendar days for fleet (3)	1,170	910
Fleet utilization (4)	97%	100%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	24,109	13,490
Vessel operating expenses (6)	4,727	4,195
Drydocking expenses (7)	642	-
Management fees - related party adjusted (8)	965	1,036
General and administrative expenses adjusted (9)	1,270	1,528
Total vessel operating expenses adjusted (10)	7,604	6,759

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(9)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
Time Charter Revenue	29,019,519	13,193,931
Voyage Expenses	(125,580)	(228,374)
Commissions	(1,530,356)	(716,745)
Net Revenue, net of voyage expenses	27,363,583	12,248,812
Total available days	1,135	908
Time Charter Equivalent	24,109	13,490

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
Cash and Cash Equivalents, beginning of period	34,787,935	14,563,517
Cash generated from / (used in):
Operating Activities	12,645,334	3,891,195
Investing Activities	(5,508,754)	(429,484)
Financing Activities	15,190	(5,385,558)
Net increase / (decrease) in Cash and Cash Equivalents	7,151,770	(1,923,847)
Cash and Cash Equivalents, end of period	41,939,705	12,639,670

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
Net Income	5,425,096	719,837
Plus Net Interest expense, including interest expense from interest rate swaps	3,474,004	2,015,802
Plus Depreciation	8,760,224	3,886,865
EBITDA	17,659,324	6,622,504
Adjusted EBITDA Reconciliation
Net Income	5,425,096	719,837
Non-cash depreciation due to below market acquired time charters	680,698	-
Unrealized gain from interest rate swaps	(935,073)	(381,934)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,590,108	796,014
Adjusted Net Income	6,760,829	1,133,917
Plus Net Interest expense, including interest expense from swaps	3,474,004	2,015,802
Plus Depreciation, adjusted (2)	8,079,526	3,886,865
Adjusted EBITDA	18,314,359	7,036,584

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended March 31, 2011	Quarter Ended March 31, 2012
Net Income	5,425,096	719,837
Net Income attributable to non-vested share awards	(180,753)	(22,622)
Net Income available to common shareholders	5,244,343	697,215
Weighted average number of common shares basic and diluted	56,282,522	59,055,573
Earnings per common share basic and diluted	0.09	0.01
Reconciliation of Net Income to Adjusted Net Income
Net Income	5,425,096	719,837
Non-cash depreciation due to below market acquired time charters	680,698	-
Unrealized gain from interest rate swaps	(935,073)	(381,934)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	1,590,108	796,014
Adjusted Net Income(1)	6,760,829	1,133,917
Adjusted Net Income attributable to non-vested share awards	(225,257)	(35,635)
Adjusted Net Income available to common shareholders	6,535,572	1,098,282
Weighted average number of common shares basic and diluted	56,282,522	59,055,573
Adjusted earnings per common share basic and diluted(1)	0.12	0.02

(1)
Adjusted Net Income and Adjusted earnings per share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income and Earnings per share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income and the Adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2011 and March 31, 2012
(Expressed in United States Dollars)
	December 31, 2011	March 31, 2012
Assets

Cash and restricted cash (current and non-current)	39,563,517	37,639,670
Other current assets	4,029,047	5,388,614
Vessels, net	268,608,363	264,752,018
Advances for vessel acquisitions and vessels under construction	63,450,706	63,891,431
Other fixed assets, net	510,042	509,305
Investment in affiliate	38,805,802	38,755,883
Loan to affiliate	15,000,000	15,000,000
Other non-current assets	2,106,460	2,051,094

Total Assets	432,073,937	427,988,015

Liabilities and Shareholders' Equity

Total debt	201,285,000	195,919,000
Total other liabilities	9,564,790	9,429,619
Total shareholders' equity	221,224,147	222,639,396

Total Liabilities and Shareholders' Equity	432,073,937	427,988,015

Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2011 and 2012
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2012
Revenue
Time charter revenue	29,019,519	13,193,931
Commissions	(1,530,356)	(716,745)
Net Revenue	27,489,163	12,477,186
Expenses / (Income)
Voyage expenses	125,580	228,374
Vessels operating expenses	5,530,541	3,817,799
Dry-docking expenses	751,057	-
Management fees - related party	1,375,613	943,175
Depreciation	8,760,224	3,886,865
General and administrative expenses	2,829,555	2,186,053
Bad debt provisions	167,674	-
Operating Income	7,948,919	1,414,920
Other Income / (Expenses)
Interest and finance costs	(2,400,782)	(1,528,559)
Loss on derivatives, net	(178,777)	(299,894)
Interest income	40,628	194,585
Equity in net income of affiliate	-	981,331
Foreign currency gain / (loss)	15,108	(42,546)
Total Other Expenses, net	(2,523,823)	(695,083)
Net Income	5,425,096	719,837

Other Comprehensive Loss
Unrealized loss on cash flow hedges	-	(81,044)
Total Other Comprehensive Loss	-	(81,044)

Comprehensive Income	5,425,096	638,793

Earnings per Class A common share, basic and diluted	$0.09	$0.01
Weighted average number of Class A common shares, basic and diluted	56,282,522	59,055,573